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NYSE: CCJ	currency: Cdn (unless noted)

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Cameco Port Hope Conversion Facility Workers Accept New Collective Agreement

Saskatoon, Saskatchewan, Canada, July 8, 2016     .     .     .     .     .     .     .     .     .     .     .     .     .     .     .

Cameco (TSX: CCO; NYSE: CCJ) announced today that unionized employees at Cameco’s Port Hope conversion facility have voted to accept a new collective agreement.

Approximately 230 employees, represented by United Steelworkers locals 13173 and 8562, have agreed to a three-year contract that includes a seven per cent wage increase over the term of the agreement. The previous contract expired on June 30, 2016.

Cameco’s Port Hope plant is the only uranium conversion facility in Canada producing uranium hexafluoride (UF6) and the only commercial supplier of natural uranium dioxide (UO2) conversion services needed to produce fuel for Candu nuclear reactors. Total workforce at the Port Hope conversion facility, including managers and salaried employees, is approximately 385.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

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